NEWS RELEASE
Brookfield Properties Corporation
Annual General Meeting Wednesday, April 26 at 10:00 a.m.
NEW YORK, April 11, 2006 – The Annual General Meeting of shareholders of Brookfield Properties Corporation will be held in New York City at Three World Financial Center, 26th floor on Wednesday, April 26, 2006 at 10:00 a.m. Shareholders may also participate in the meeting by webcast through Brookfield Properties’ Web site at www.brookfieldproperties.com.
In addition, Brookfield Properties will be hosting a conference call and webcast of 2006 first quarter results on Friday, April 28, 2006 at 11:00 a.m. The webcast may be accessed on www.brookfieldproperties.com or by calling 1-888-789-0150.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 66 commercial properties totaling 47 million square feet and ten development sites totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact:
Melissa Coley, Vice President, Investor Relations & Communications
Email: mcoley@brookfieldproperties.com
Tel: (212) 417-7215